Exhibit 99.1

15 October 2013

Dear Shareholder

I have pleasure in inviting you to attend the 2013 Annual General Meeting of Sims Metal Management Limited to be held at the Langham Ballroom, 1 Southgate Avenue, Southbank, Melbourne VIC on Thursday, 14 November 2013 at 10:30am (Melbourne time).

Enclosed is the Notice of Annual General Meeting which sets out the items of business to be considered.

If you are attending, please bring this letter with you to facilitate registration into the meeting.

If you are unable to attend the meeting, you are encouraged to complete the enclosed proxy form. The proxy form should be returned in the envelope provided so that it is received no later than 48 hours before the commencement of the meeting. Alternatively, you may vote online at www.investorvote.com.au.

Corporate shareholders will be required to complete a “Certificate of Appointment of Representative” to enable a person to attend on their behalf. A form of this certificate may be obtained from the Company’s share registry.

A copy of the address to be given by each of the Chairman and Chief Executive Officer at the meeting will be available for viewing and downloading from the Company’s website at www.simsmm.com, following the meeting. You may also request a copy from the Company.

I look forward to your attendance at the meeting.

Yours sincerely

Frank Moratti

Company Secretary

Samples/000001/000001

BUSINESS

ACCOUNTS AND REPORTS

To receive and consider the financial statements of the Company and its controlled entities for the year ended 30 June 2013 and the related Directors’ Report, Directors’ Declaration and Auditor’s Report.

RE-ELECTION OF DIRECTORS

MR CHRISTOPHER RENWICK

RESOLUTION 1

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That Mr Christopher Renwick, who retires by rotation at the Annual General Meeting in accordance with the Company’s Constitution and the ASX Listing Rules and having offered himself for re-election and being eligible, be re-elected as a Director of the Company.”

MR TAMOTSU (TOM) SATO

RESOLUTION 2

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That Mr Tamotsu (Tom) Sato, who having been appointed as an additional Director since the last Annual General Meeting retires at the Annual General Meeting in accordance with the Company’s Constitution and the ASX Listing Rules, be re-elected as a Director of the Company.”

MR ROBERT BASS

RESOLUTION 3

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That Mr Robert Bass, who having been appointed as an additional Director since the last Annual General Meeting retires at the Annual General Meeting in accordance with the Company’s Constitution and the ASX Listing Rules, be re-elected as a Director of the Company.”

REMUNERATION REPORT

RESOLUTION 4

To consider and, if thought fit, pass the following resolution as a non-binding ordinary resolution:

“That the Remuneration Report for the year ended 30 June 2013 (as set out in the Directors’ Report) is adopted.”

GRANT OF SIGNING RSU AWARD TO MR CLARO

RESOLUTION 5

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That approval is given for the purposes of ASX Listing Rules 7.1 and 10.14 and for all other purposes, for the Company to grant to Mr Galdino Claro, in connection with his appointment as the Company’s Chief Executive Officer and Managing Director, 116,505 Restricted Stock Units (RSUs) under the Company’s Long Term Incentive Plan, as more particularly described in the Explanatory Memorandum for the 2013 Annual General Meeting accompanying the Notice of Meeting convening this meeting.”

PARTICIPATION IN THE COMPANY’S LONG TERM INCENTIVE PLAN BY MR CLARO

RESOLUTION 6

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That approval is given for the purposes of ASX Listing Rules 7.1 and 10.14 and for all other purposes, for the Company to issue to Mr Galdino Claro, the Chief Executive Officer and Managing Director of the Company, 201,589 Performance Rights and 138,714 Options under the terms of the Company’s Long Term Incentive Plan, as more particularly described in the Explanatory Memorandum for the 2013 Annual General Meeting accompanying the Notice of Meeting convening this meeting.”

  BUSINESS

TERMINATION BENEFITS FOR MR CLARO

RESOLUTION 7

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That approval is given for the purposes of sections 200B and 200E of the Corporations Act 2001 (Cth) and for all other purposes, for the Company and Metal Management, Inc., a wholly-owned subsidiary of the Company, to give or pay to Mr Galdino Claro, the Chief Executive Officer and Managing Director of the Company, any benefits he may become entitled to under his employment agreement in connection with his future retirement as Chief Executive Officer and Managing Director of the Company, as more particularly described in the Explanatory Memorandum for the 2013 Annual General Meeting accompanying the Notice of Meeting convening this meeting.”

By order of the Board

Frank Moratti

Company Secretary

15 October 2013

2

 INFORMATION FOR SHAREHOLDERS

VOTING ENTITLEMENTS

For the purpose of the Meeting, shares will be taken to be held by persons who are registered as shareholders as at 7.00pm (Melbourne time) on Tuesday, 12 November 2013. Accordingly, transactions registered after that time will be disregarded in determining shareholders entitled to attend and vote at the Meeting.

PROXIES

A shareholder who is entitled to attend and cast a vote at the Meeting has the right to appoint a proxy to attend and vote on behalf of the shareholder. The proxy need not be a shareholder of the Company and may be an individual or a body corporate. If a shareholder is entitled to cast two or more votes they may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the proxy appointments do not specify a proportion or number, each proxy may exercise half of the shareholder’s votes.

The Proxy Form must be signed by you or your attorney. Proxies given by corporations must be executed either in accordance with section 127 of the Corporations Act 2001 (Cth) (Corporations Act) or under the hand of a duly authorised officer or attorney.

Voting restrictions apply to members of the key management personnel for the Sims Metal Management Limited consolidated group whose remuneration details are included in the Remuneration Report (each a KMP) and their closely related parties, which affect proxy voting.

The KMP (which includes, amongst others, each of the non-executive directors, the managing director and the chief financial officer) and their closely related parties will not be able to vote your proxy on Resolutions 4, 5, 6 or 7 unless you direct them how to vote by marking the voting boxes for those items. The term “closely related party” is defined in the Corporations Act and includes the KMP’s spouse, dependants and certain other close family members, as well as any companies controlled by the KMP, or the KMP’s spouse, dependants and certain other close family members.

If you intend to appoint a KMP as your proxy, please ensure that you direct them how to vote on Resolutions 4, 5, 6 and 7. If you intend to appoint the Chairman of the Meeting as your proxy, you can direct him to vote by marking the relevant boxes on the Proxy Form. If you sign and return your Proxy Form and do not provide any voting directions, you will be deemed to have expressly authorised the Chairman of the Meeting (where he is appointed your proxy or becomes your proxy by default) to cast your vote on each of Resolutions 4, 5, 6 and 7 even though each of those Resolutions is connected with the remuneration of a KMP.

The Chairman of the Meeting intends to vote any undirected proxies held by him in favour of all items of business.

WHERE TO LODGE A PROXY

The Proxy Form and the power of attorney or other authority under which it is signed (if any), or a certified copy of the power of attorney or authority, must be:

•	deposited at the share registry of the Company, Computershare Investor Services Pty Limited, located at Level 4, 60 Carrington Street, Sydney NSW 2000 (or by mail to GPO Box 242, Melbourne Vic 3001);

•	deposited at the Company’s Registered Office, Sir Joseph Banks Corporate Park, Suite 3, Level 2, 32-34 Lord Street, Botany NSW 2019;

•	sent to the Company by mail to PO Box 651, Botany NSW 1455; or

•	sent by facsimile to Computershare on 1800 783 447 or (03) 9473 2555 or to the Company on (02) 8113 1622.

ELECTRONIC PROXY

You may lodge an electronic proxy online at www.investorvote.com.au. To do so, you will need to enter the Control Number shown on the front of the Proxy Form, followed by your Securityholder Reference Number (SRN) or Holder Identification Number (HIN).

You will be taken to have signed the Proxy Form if you lodge an electronic proxy online in accordance with the online instructions. Custodians, nominees, non-broker participants, portfolio administrators, portfolio aggregators and eligible financial advisers may lodge their proxy vote via Computershare’s Intermediary Online Vote and Confirmation website. Go to www.intermediaryonline.com.

To be effective, proxies must be lodged by 10.30am (Melbourne time) on Tuesday, 12 November 2013. Proxies lodged or received after that time will be invalid.

CORPORATE REPRESENTATIVES

A body corporate which is a shareholder, or which has been appointed as a proxy, is entitled to appoint any person to act as its representative at the Meeting. The appointment of the representative must comply with the requirements under section 250D of the Corporations Act. The representative should bring to the Meeting a properly executed letter or other document confirming their authority to act as the shareholder’s representative.

SHAREHOLDER QUESTIONS

If you would like a question to be put to the Chairman of the Meeting or the Auditor and you are not able to attend the Meeting, please email your question to the Company Secretary at frank.moratti@simsmm.com.

To allow time to collate questions and prepare answers, questions are to be received by the Company Secretary by 10.30am (Melbourne time) on Tuesday, 12 November 2013.

The Company’s shareholders (Shareholders) should read the Explanatory Memorandum accompanying, and forming part of, this Notice of Meeting (Notice) for more details on the resolutions to be voted on at the Meeting.

SIMS METAL MANAGEMENT LIMITED NOTICE OF 2013 ANNUAL GENERAL MEETING	3

EXPLANATORY MEMORANDUM FOR THE 2013 ANNUAL GENERAL MEETING (MEETING)

BUSINESS OF THE MEETING

ACCOUNTS AND REPORT

The Financial Report, Directors’ Report and the Auditor’s Report for the financial year ended 30 June 2013 will be laid before the Meeting.

Together, the Financial Report, Directors’ Report and the Auditor’s Report constitute the Company’s 2013 Annual Report. Unless the Company’s Share Registry has been notified otherwise, Shareholders will not be sent a hard copy of the Annual Report. All Shareholders can view the 2013 Annual Report on the Company’s website at www.simsmm.com.

Following the consideration of the Reports, the Chairman will give Shareholders a reasonable opportunity to ask questions about or comment on the management of the Company.

The Chairman will also give Shareholders a reasonable opportunity to ask the Auditor questions relevant to:

•	the conduct of the audit;

•	the preparation and content of the Auditor’s Report;

•	the accounting policies adopted by the Company in relation to the preparation of the financial statements; and

•	the independence of the Auditor in relation to the conduct of the audit.

The Chairman will also give the Auditor a reasonable opportunity to answer written questions submitted by Shareholders that are relevant to the content of the Auditor’s Report or the conduct of the audit. A list of written questions, if any, submitted by Shareholders will be made available at the start of the Meeting and any written answers tabled by the Auditor at the Meeting will be made available as soon as practicable after the Meeting.

RESOLUTION 1 – RE-ELECTION OF DIRECTOR - CHRISTOPHER RENWICK AM, FAIM, FAIE, FTSE - BA, LLB (AGE 71) INDEPENDENT NON-EXECUTIVE DIRECTOR

The ASX Listing Rules require that the Company hold an election of Directors at least once per year. The Company’s Constitution requires that at least one Director, excluding the Managing Director, must retire each year. The retiring Director is then eligible to offer themself for re-election by Shareholders.

Mr Renwick retires by rotation and, being eligible, offers himself for re-election as an Independent Non-Executive Director.

Mr Renwick was appointed as a Director in June 2007. He is Mitsui’s designated independent director. Mr Renwick is Chairperson of the Remuneration Committee, and is a member of the Safety, Health, Environment & Community Committee and the Nomination/Governance Committee. Mr Renwick was employed with the Rio Tinto Group for over 35 years, rising, in 1997, to Chief Executive, Rio Tinto Iron Ore, a position he held until his retirement in 2004. He has previously served as Chairman and director of Coal and Allied Industries Limited (2004 to 2011), Chairman of the Rio Tinto Aboriginal Fund (2004 to 2011) and director of Downer EDI Limited (2004 to 2010). Mr Renwick is a director of South East Regional Touring Opera Company Limited, a “not-for-profit” public company limited by guarantee, which operates as “Melbourne Opera”.

Prior to submitting himself for re-election, Mr Renwick acknowledged to the Company that he would have sufficient time to properly fulfil his duties to the Company.

Board recommendation

The Board, with Mr Renwick abstaining, unanimously recommends you vote in favour of the re-election of Mr Renwick.

RESOLUTION 2 – RE-ELECTION OF DIRECTOR – TAMOTSU (TOM) SATO (AGE 61) NON-INDEPENDENT NON-EXECUTIVE DIRECTOR

Mr Sato, having been appointed as an additional Director since the last Annual General Meeting retires at the Annual General Meeting in accordance with the Company’s Constitution and the ASX Listing Rules and, being eligible, offers himself for re-election as a Non-Independent Non-Executive Director.

Mr Sato was appointed as a Director in April 2013. He is Mitsui & Co., Ltd’s designated director. Mr Sato is a member of the Finance & Investment Committee, and the Safety, Health, Environment & Community Committee. Mr Sato has held various positions within Mitsui & Co., Ltd, including Executive Director of Mitsui Coal Holdings (2002-2004), Senior Vice President of Mitsui Singapore (2006-2009) and, most recently, since May 2009 until his retirement in March 2013, President & CEO of Mitsui Raw Materials Development based in New York.

Prior to submitting himself for re-election, Mr Sato acknowledged to the Company that he would have sufficient time to properly fulfil his duties to the Company.

Board recommendation

The Board, with Mr Sato abstaining, unanimously recommends you vote in favour of the re-election of Mr Sato.

RESOLUTION 3 – RE-ELECTION OF DIRECTOR – ROBERT BASS MBA (AGE 65) INDEPENDENT NON-EXECUTIVE DIRECTOR

Mr Bass, having been appointed as an additional Director since the last Annual General Meeting retires at the Annual General Meeting in accordance with the Company’s Constitution and the ASX Listing Rules and, being eligible, offers himself for re-election as an Independent Non-Executive Director.

Mr Bass was appointed as a Director in September 2013. He is a member of the Risk, Audit & Compliance Committee. Mr Bass was formerly a partner at Deloitte & Touche from 1982, and Vice Chairman Deloitte LLP from 2006, until his retirement in June 2012. He practiced at that firm for 39 years and was Lead Client Service Partner responsible for the development, planning, management, administration and delivery of services, including audits of consolidated financial statements, to multinational clients in a variety of industries. Mr Bass is currently a director of Groupon, Inc (since June 2012) and NewPage Holdings Inc (since December 2012) and is Chairman of the Audit Committee of both companies. He is a graduate of Emory University and received an MBA from Columbia University. He is a Certified Public Accountant, New York and Connecticut, and a member of the American Institute of Certified Public Accountants, New York, and Connecticut State Societies of Certified Public Accountants.

Prior to submitting himself for re-election, Mr Bass acknowledged to the Company that he would have sufficient time to properly fulfil his duties to the Company.

Board recommendation

The Board, with Mr Bass abstaining, unanimously recommends you vote in favour of the re-election of Mr Bass.

4

 EXPLANATORY MEMORANDUM FOR THE 2013 ANNUAL GENERAL MEETING  (MEETING)

RESOLUTION 4 - REMUNERATION REPORT

The Remuneration Report is contained in the Directors’ Report of the Company’s 2013 Annual Report. The Report explains the Company’s executive remuneration practices and the link between the remuneration of employees and the Company’s performance and sets out remuneration details for each Director and for each named Executive.

The Corporations Act requires listed companies to put the Remuneration Report for each financial year to a resolution of members at their Annual General Meeting. Under section 250R(3) of the Corporations Act, the vote is advisory only and does not bind the Directors or the Company. However, if at least 25% of the votes cast on Resolution 4 are against adoption of the Remuneration Report at this Meeting, and then again at the 2014 Annual General Meeting, the Company will be required to put to Shareholders at the 2014 Annual General Meeting a resolution proposing the calling of an extraordinary general meeting to consider a spill of the Board (spill resolution).

If more than 50% of Shareholders vote in favour of the spill resolution, the Company must convene the extraordinary general meeting (spill meeting) within 90 days of the 2014 Annual General Meeting. All of the Directors who were in office when the 2014 Directors’ Report was approved, other than the Managing Director, will cease to hold office immediately before the end of the spill meeting but may stand for re-election at the spill meeting. Following the spill meeting those persons whose election or re-election as Directors is approved will be the Directors of the Company.

The Chairman will give Shareholders a reasonable opportunity to ask questions about or make comments on the Remuneration Report.

Voting exclusion statement

The Company will disregard any votes cast on Resolution 4 by or on behalf of a member of the key management personnel for the Sims Metal Management Limited consolidated group whose remuneration details are included in the Remuneration Report (each a KMP), or a closely related party (such as close family members and any companies the person controls) of a KMP, in any capacity (including as proxy), unless the vote is cast as proxy for a person entitled to vote on Resolution 4:

•	in accordance with a direction in the Proxy Form; or

•	by the Chairman of the Meeting where the proxy appointment expressly authorises the Chairman to exercise an undirected proxy even if the Resolution is connected directly or indirectly with the remuneration of a KMP (please refer to the Proxy Form for this authorisation).

Board recommendation

The Board unanimously recommends you vote in favour of adopting the Remuneration Report.

RESOLUTION 5 – GRANT OF SIGNING RSU AWARD TO MR CLARO

On 8 October 2013, the Company announced the appointment of Mr Galdino Claro as the Chief Executive Officer (CEO) and Managing Director of the Company, effective 4 November 2013 (Commencement Date). The announcement included a summary of the key terms of Mr Claro’s employment and appointment (Employment and Appointment Terms).

The Employment and Appointment Terms provide that, subject to Shareholder approval, Mr Claro will be granted Restricted Stock Units (RSUs) under the Company’s Long Term Incentive Plan (LTIP) with a value of US$1,000,000 (Signing RSU Award) as a one-off signing incentive.

The number of RSUs to be granted under the Signing RSU Award (Signing RSUs) is 116,505 and, in accordance with the Employment and Appointment Terms, was determined based on the average of the closing prices of the ordinary shares of the Company (Shares) on the Australian Securities Exchange (ASX) over the 5 trading days up to, and including, 2 September 2013 (converted into US$ at the exchange rate published on the Reserve Bank of Australia website on 2 September 2013). If approved by Shareholders, the Signing RSU Award will be made on 15 November 2013.

Key terms of Signing RSUs

(a)	Each Signing RSU, on exercise, entitles Mr Claro to be issued with 1 Share for nil consideration. Under the rules of the LTIP (LTIP Rules), the Company may, in its discretion, cause existing Shares to be transferred to Mr Claro in satisfaction of its obligation to issue Shares to him on exercise of his Signing RSUs.

(b)	The Signing RSUs are not subject to any performance hurdles and will automatically vest, as to 58,253 RSUs, on 1 December 2014 and, as to 58,252 RSUs, on 1 December 2015 provided that, subject to the terms of the RSU Invitation Letter, Mr Claro is still employed by the Group at each of those respective times (in respect of that particular number of the Signing RSUs) and otherwise subject to the terms of the LTIP.

(c)	Unvested Signing RSUs lapse upon Mr Claro ceasing to be an employee, subject to his Employment and Appointment Terms which may allow continued vesting in certain circumstances (referred to as a Qualifying Cessation). These circumstances are detailed in the explanatory notes to Resolution 7 below, being those circumstances where Mr Claro is entitled to “Continued Equity Vesting”. In the event of a Qualifying Cessation, Mr Claro’s unvested Signing RSUs will not immediately lapse, but instead will vest on the respective dates referred to above (notwithstanding that he is not employed at that time).

(d)	In addition, the Board has the discretion to immediately vest Mr Claro’s unvested Signing RSUs if:

•	a person who did not control the Company at the date of grant of the Signing RSUs gains control of the Company; or

•	a takeover bid is recommended by the Board, or a scheme of arrangement which would have a similar effect to a full takeover bid is approved by the Company’s Shareholders.

(e)	A summary of the key terms of the LTIP Rules which are applicable to the Signing RSUs are summarised in Annexure 1 to this Explanatory Memorandum.

Reasons for approval

The approval of Shareholders is sought under Resolution 5 for the purposes of ASX Listing Rules 7.1 and 10.14.

1.	Under ASX Listing Rule 7.1 (subject to certain exceptions), the Company must not issue equity securities (which include a right to a Share and a security convertible into a Share)

SIMS METAL MANAGEMENT LIMITED NOTICE OF 2013 ANNUAL GENERAL MEETING	5

EXPLANATORY MEMORANDUM FOR THE 2013 ANNUAL GENERAL MEETING (MEETING)

which, when aggregated with the equity securities issued by the Company during the previous 12 months without Shareholder approval (or under a specified exception), exceed 15% of the number of Shares on issue at the commencement of that 12-month period, unless the issue is approved by Shareholders.

If Resolution 5 is passed, then the Signing RSUs and any Shares issued on vesting and exercise of the Signing RSUs, will not count towards the 15% limit imposed by ASX Listing Rule 7.1.

Exception 4 of ASX Listing Rule 7.2 provides that ASX Listing Rule 7.1 does not apply to an issue of equity securities on the conversion of convertible securities if the Company complied with the ASX Listing Rules when it issued the convertible securities. Therefore, if Resolution 5 is passed, Shareholder approval will not be required under ASX Listing Rule 7.1 for the future issue of any Shares on exercise of the Signing RSUs.

2.	Under ASX Listing Rule 10.14, the Company must not permit a director of the Company to acquire securities under the LTIP without approval of Shareholders.

In addition, ASX Listing Rule 10.11 provides that unless a specified exception applies, the Company must not issue or agree to issue equity securities to a related party (which includes a director of the Company) without the approval of Shareholders. One of the exceptions to ASX Listing Rule 10.11 is if the issue of the securities is approved under ASX Listing Rule 10.14. Therefore, Shareholder approval is sought for the purposes of ASX Listing Rule 10.14, and, if Resolution 5 is passed, Shareholder approval is not required under ASX Listing Rule 10.11 for the grant of the Signing RSUs.

Additionally, Exception 7 of ASX Listing Rule 10.12 provides that ASX Listing Rule 10.11 does not apply if the director receives the securities on the conversion of convertible securities, if the Company complied with the ASX Listing Rules when it issued the convertible securities. Therefore, if Resolution 5 is passed, Shareholder approval is also not required under ASX Listing Rule 10.11 for the future issue of any Shares on exercise of the Signing RSUs.

ASX Listing Rules requirements

The following information is provided for the purposes of ASX Listing Rules 7.3 and 10.15A:

(a)	The approval sought under Resolution 5 is in relation to the grant of securities (being RSUs) to Mr Claro, who is a director of the Company.

(b)	The maximum number of Signing RSUs that will be granted to Mr Claro is 116,505, which entitles him to be issued, as to 58,253 RSUs, 58,253 Shares upon their vesting on 1 December 2014 and, as to 58,252 RSUs, 58,252 Shares upon their vesting on 1 December 2015 (provided that he is still employed at those respective times).

(c)	The Signing RSUs have a value of US$1,000,000. However, the grant of the Signing RSUs is to induce Mr Claro to take on the role of CEO and Managing Director of the Company. No other consideration is payable by Mr Claro for the grant of the Signing RSUs and no consideration is payable to acquire any Shares on exercise of the Signing RSUs.

(d)	No funds are being raised from the grant of the Signing RSUs.
(e)	The terms of the Signing RSUs are summarised above and the key provisions of the LTIP Rules applicable to the Signing RSUs are summarised in Annexure 1 to this Explanatory Memorandum. Shares issued on exercise of any of the Signing RSUs have the same rights as the then existing fully paid ordinary shares of the Company.

(f)	Since the date of the last Shareholder approval under ASX Listing Rule 10.14 (being 15 November 2012), grants of 511,883 Performance Rights and 487,814 Options were made to Mr Daniel Dienst for nil consideration under the LTIP.

(g)	All Directors are eligible under the terms of the LTIP to participate in the LTIP, although there is no intention to make awards to Non-Executive Directors. The names of the current Directors are Mr Geoffrey Brunsdon, Mr Norman Bobins, Mr John DiLacqua, Mr Gerald Morris, Mr Christopher Renwick, Mrs Heather Ridout, Mr Tamotsu Sato, Mr James Thompson, Mr Robert Bass and Mr Galdino Claro.

(h)	If Resolution 5 is passed, the Signing RSUs will be granted to Mr Claro on 15 November 2013 (which is no later than 3 months after the date of this Meeting).

(i)	No loan is advanced to Mr Claro in relation to the proposed grant of the Signing RSUs to him.

(j)	A voting exclusion statement for Resolution 5 is set out below.

(k)	The following statements are provided as required by ASX Listing Rule 10.15A.8:

o	Details of any securities issued under the LTIP will be published in each annual report of the Company relating to a period in which securities have been issued, together with a statement that approval for the issue of the securities was obtained under ASX Listing Rule 10.14.

o	Any additional persons who become entitled to participate in the LTIP after this Resolution 5 is approved and who are not named in this Notice will not participate in the LTIP until approval is obtained under ASX Listing Rule 10.14.

Voting exclusion statement

The Company will disregard any votes cast on Resolution 5:

•	by Mr Claro and any other Director of the Company (and any of their associates); and

•	by a KMP, or a closely related party of a KMP, as a proxy,

unless the vote is cast as proxy for a person entitled to vote on Resolution 5:

•	in accordance with a direction in the Proxy Form; or

•	by the Chairman of the Meeting where the proxy appointment expressly authorises the Chairman to exercise an undirected proxy even if the Resolution is connected directly or indirectly with the remuneration of a KMP (please refer to the Proxy Form for this authorisation).

Board’s recommendation

The Board (with Mr Claro absent) considers that the grant of the Signing RSUs is an appropriate mechanism to assist in the recruitment of the CEO, and the grant strengthens the alignment of the CEO’s interests with that of Shareholders. The Board (with Mr Claro absent and not voting) therefore unanimously recommends that you vote in favour of Resolution 5.

6

 EXPLANATORY MEMORANDUM FOR THE 2013 ANNUAL GENERAL MEETING  (MEETING)

RESOLUTION 6 - PARTICIPATION IN THE COMPANY’S LONG TERM INCENTIVE PLAN (LTIP) BY MR CLARO

As mentioned above, Mr Claro was appointed as the CEO and Managing Director of the Company with effect from 4 November 2013.

The Board (with Mr Claro absent and not voting) believes it is appropriate that Mr Claro be entitled to be granted Performance Rights (which are subject to the performance hurdles described below) and Options (collectively Equity Rights), under the LTIP.

The Board believes that the grant of the Equity Rights, more fully described below, pursuant to the LTIP which was introduced in 2007, is an important element of the Company’s remuneration strategy for the CEO, which includes a fixed remuneration and other benefits (Total Fixed Remuneration), a short-term incentive (STI) and a long-term incentive (LTI), as summarised in the Company’s announcement on 8 October 2013 of the appointment of Mr Claro. As mentioned in that summary, in respect of the 2014 financial year, subject to this Resolution 6 being passed, Mr Claro will be entitled to an LTI award (FY2014 LTI Award), comprising:

•	123,436 Performance Rights with a relative Total Shareholder Return (TSR) performance hurdle set against a peer group of companies and vesting conditions based on this hurdle and on continued employment;

•	78,153 Performance Rights with an earnings performance hurdle, with vesting conditions based on this hurdle and on continued employment; and

•	138,714 Options with a market price exercise price, with vesting conditions based on continued employment.

The FY2014 LTI Award has a value of US$1,533,333 (based on the average closing price of Shares on the ASX over the 5 trading days up to, and including, 2 September 2013, converted into US$ at the exchange rate published on the Reserve Bank of Australia website on 2 September 2013).

More details regarding the terms of these Equity Rights are set out below.

Reasons for the Equity Rights structure for the 2014 financial year grant

The Company is an organisation with 63% of its revenue generated from North America, and a significant number of its executive team are based there. Further, the Company has significant shareholding bases in the United States (US) and Australia, with both ordinary shares traded on the ASX in Australia and American Depositary Shares (ADSs) formerly traded on the New York Stock Exchange and now trading on the “over-the-counter” (OTC) market in the US.

Consequently, the Company must ensure that its executive remuneration approach reflects US compensation systems/ practices, while being cognisant of Australian practices. The Board is of the view that Mr Claro’s FY2014 LTI Award meets both these requirements.

Reasons for approval

The approval of Shareholders is sought under Resolution 6 for the purposes of ASX Listing Rules 7.1 and 10.14.

1.	Under ASX Listing Rule 7.1 (subject to certain exceptions), the Company must not issue equity securities (which include a right to a Share and a security convertible into a Share) which, when aggregated with the equity securities issued by the Company during the previous 12 months without Shareholder approval (or under a specified exception), exceed 15% of the number of Shares on issue at the commencement of that 12-month period, unless the issue is approved by Shareholders.

If Resolution 6 is passed, then the Equity Rights, and any Shares issued on vesting and exercise of the Equity Rights, will not count towards the 15% limit imposed by ASX Listing Rule 7.1.

Exception 4 of ASX Listing Rule 7.2 provides that ASX Listing Rule 7.1 does not apply to an issue of equity securities on the conversion of convertible securities if the Company complied with the ASX Listing Rules when it issued the convertible securities. Therefore, if Resolution 6 is passed, Shareholder approval is not required under ASX Listing Rule 7.1 for the future issue of any Shares on exercise of any of the Equity Rights.

2.	Under ASX Listing Rule 10.14, the Company must not permit a director of the Company to acquire securities under the LTIP without approval of Shareholders.

ASX Listing Rule 10.11 provides that unless a specified exception applies, the Company must not issue or agree to issue equity securities to a related party (which includes a director of the Company) without the approval of Shareholders. One of the exceptions to ASX Listing Rule 10.11 is if the issue of the securities is approved under ASX Listing Rule 10.14. Therefore, Shareholder approval is sought for the purposes of ASX Listing Rule 10.14, and if Resolution 6 is passed, Shareholder approval is not required under ASX Listing Rule 10.11 for the grant of the Equity Rights.

Additionally, Exception 7 of ASX Listing Rule 10.12 provides that ASX Listing Rule 10.11 does not apply if the director receives the securities on the conversion of convertible securities, if the Company complied with the ASX Listing Rules when it issued the convertible securities. Therefore, if Resolution 6 is passed, Shareholder approval is also not required under ASX Listing Rule 10.11 for the future issue of any Shares on exercise of any of the Equity Rights.

Detail of FY2014 LTI Award

If approved by Shareholders, Mr Claro will receive his FY2014 LTI Award in three components:

1.	A grant of Performance Rights with a nil issue and exercise price, with automatic vesting based on the TSR of the Company relative to the performance of an international peer group of companies in the Company’s sector (subject to a continued employment vesting condition described in more detail below) (TSR Performance Rights). The list of these comparators is in Annexure 2 to this Explanatory Memorandum. While performance hurdles for vesting are common in Australia, they are only used in a minority of US plans. This grant would constitute two-fifths of Mr Claro’s FY2014 LTI Award.

2.	A grant of Performance Rights with a nil issue and exercise price, with automatic vesting based on the earnings performance of the Company (subject to a continued employment vesting condition described in more detail below) (Earnings Performance Rights). This grant would constitute two-fifths of Mr Claro’s FY2014 LTI Award.

3.	A grant of Options, with an exercise price based on the average of the closing prices of the Shares traded on ASX in

SIMS METAL MANAGEMENT LIMITED NOTICE OF 2013 ANNUAL GENERAL MEETING	7

EXPLANATORY MEMORANDUM FOR THE 2013 ANNUAL GENERAL MEETING (MEETING)

the ordinary course of trade during the five trading days up to, but not including, the grant date (FY2014 Options). The FY2014 Options will vest automatically in three equal tranches on each of 29 August 2014, 31 August 2015 and 31 August 2016 (subject to a continued employment vesting condition described in more detail below). The vesting of any of the FY2014 Options is not subject to any performance hurdles. Whilst option grants without performance hurdles are uncommon in Australia, they are common practice in the US. Moreover, no gains will be available to Mr Claro unless the Share price of the Company increases above the exercise price for the FY2014 Options. This grant would constitute one-fifth of Mr Claro’s FY2014 LTI Award.

The grant of the FY2014 LTI Award will provide:

•	a reward for strong performance relative to peers; and

•	a reward for generating returns for Shareholders,

with vesting based both on performance and on continued employment.

This LTI structure ensures that Mr Claro focuses on Shareholder value creation relative to companies within the Company’s industry, as well as the creation of absolute Shareholder value. This structure is more rigorous than other structures typically seen in the Australian market where, in difficult economic conditions, 100% of the LTI opportunity can still vest even if relative TSR performance is strong but no shareholder value has been created.

Accordingly, the Board believes that the proposed grant of the FY2014 LTI Award to Mr Claro is an approach which will support both the business direction of the Company and Shareholder expectations.

Key terms of FY2014 Performance Rights

(a)	201,589 Performance Rights (which comprise 123,436 TSR Performance Rights and 78,153 Earnings Performance Rights) (FY2014 Performance Rights) will be granted to Mr Claro under the LTIP Rules, conditional on obtaining Shareholder approval pursuant to Resolution 6. A Performance Right is the right to be issued a Share upon satisfaction of all applicable vesting conditions for a nil issue price. Under the LTIP Rules, the Company may, in its discretion, cause existing Shares to be transferred to Mr Claro in satisfaction of its obligation to issue Shares to him on exercise of his FY2014 Performance Rights.

(b)	Performance Period:

The performance period for the FY2014 Performance Rights is the three-year period commencing 1 July 2013 (Start Date) and ending 30 June 2016 (Test Date) (Performance Period).

The FY2014 Performance Rights will be tested for satisfaction of their vesting conditions at the Test Date. Any FY2014 Performance Rights which have not vested as at the Test Date will immediately lapse.

If the FY2014 Performance Rights vest, they will be automatically exercised (with no further action required on the part of Mr Claro) into Shares on 31 August 2016, being the last business day in August following the Test Date (Rights Vesting Date).

(c)	TSR Performance Hurdle:

The TSR Performance Rights are subject to a vesting condition based on a TSR performance hurdle.

TSR measures the growth over a particular period in the price of shares plus dividends notionally re-invested in shares.

In order for any of Mr Claro’s TSR Performance Rights granted to him under the FY2014 LTI Award to vest, the Company’s TSR for the relevant Performance Period must be at the 50th percentile or higher against the TSRs of an international peer group of 15 specified comparator companies in the Company’s sector. The list of these comparators is in Annexure 2 to this Explanatory Memorandum.

Based on the Company’s relative TSR performance over the Performance Period, Mr Claro’s TSR Performance Rights will vest in accordance with the following table:

TSR of the Company relative to TSRs of Comparators	Proportion of TSR Performance Rights vesting
Less than the 50th percentile	0%
50th percentile	50%
Between 50th percentile and 75th percentile	Straight-line vesting between 50% and 100%
75th percentile or higher	100%

TSR is calculated in each case on the following basis:

•	dividends are re-invested on the ex-dividend date;

•	share prices are calculated as a volume weighted average sale price of shares on the ASX for the three months preceding the Start Date and the three-month period up to and including the Test Date;

•	local currencies are used for non-Australian comparator companies, so currency movements are ignored; and

•	tax and any franking credits (or similar) will be ignored.

(d)	Earnings Performance Hurdle:

The Earnings Performance Rights are subject to a vesting condition based on an earnings performance hurdle. This hurdle measures the Company’s cumulative Earnings per Share (EPS) growth over the Performance Period.

The proportion of Earnings Performance Rights that vest will be determined in accordance with the vesting schedule below. The EPS hurdle assesses the success of the business in generating continued growth in earnings.

The EPS vesting schedule is as follows:

EPS Growth Target	Proportion of Earnings Performance Rights vesting
Cumulative EPS target of less than $2.00	0%
Cumulative EPS target of $2.00	50%
Cumulative EPS target of between $2.00 and $3.00	Straight-line vesting between 50% and 100%
Cumulative EPS target of greater than $3.00	100%

The EPS figure of the Company for a particular financial year (EPS Figure) is calculated taking the profit after tax of the Company and dividing it by the number of Company shares outstanding on the basis of diluted shares that takes into account the dilutive effect of share-based awards.

8

 EXPLANATORY MEMORANDUM FOR THE 2013 ANNUAL GENERAL MEETING  (MEETING)

In the case of a bonus or pro-rata issue of shares, or certain other reorganisations of capital of the Company, then the methodology for calculating the EPS Figure shall be adjusted accordingly so that parity is preserved.

The Board may adjust the EPS Figure to exclude the effects of material business acquisitions or divestments and for certain one-off costs.

(e)	Continued employment vesting condition:

In addition to the Company meeting the applicable TSR performance hurdle and the earnings performance hurdle specified above, Mr Claro must also continue to be a full-time employee of the Company (or its subsidiary) at the Rights Vesting Date for the FY2014 Performance Rights to vest.

Unvested FY2014 Performance Rights lapse upon Mr Claro ceasing to be an employee, subject to his Employment and Appointment Terms which may allow continued vesting in certain circumstances (referred to as a Qualifying Cessation). These circumstances are detailed in the explanatory notes to Resolution 7 below, being those circumstances where Mr Claro is entitled to “Continued Equity Vesting”.

In the event of a Qualifying Cessation on or prior to the Test Date, Mr Claro’s unvested FY2014 Performance Rights will not immediately lapse, but instead will be retained and tested for satisfaction of vesting conditions at the end of the Performance Period (that is, the Test Date).

Where there is a Qualifying Cessation after the Test Date but prior to the Rights Vesting Date, Mr Claro’s vested FY2014 Performance Rights will not lapse but will instead be automatically exercised on the Rights Vesting Date.

All FY2014 Performance Rights will lapse and be immediately forfeited in cases of fraud, gross dishonesty or termination of Mr Claro’s employment for cause.

(f)	Change of control:

The Board has the discretion to immediately vest Mr Claro’s unvested FY2014 Performance Rights if:

•	a person who did not control the Company at the date of grant of the FY2014 Performance Rights gains control of the Company; or

•	a takeover bid is recommended by the Board, or a scheme of arrangement which would have a similar effect to a full takeover bid is approved by the Company’s Shareholders.

Key terms of FY2014 Options

(a)	138,714 Options will be granted to Mr Claro under the FY2014 LTI Award, conditional on obtaining Shareholder approval to Resolution 6. An Option is a right to be issued a Share upon the applicable vesting conditions being met and payment of the exercise price. The FY2014 Options to be issued to Mr Claro will be issued for nil issue price. Under the LTIP Rules, the Company may, in its discretion, cause existing Shares to be transferred to Mr Claro in satisfaction of its obligation to issue Shares to him on exercise of his FY2014 Options.

(b)	The exercise price of the FY2014 Options will be calculated using the average of the closing prices of the Shares traded on the ASX in the ordinary course of trade during the five trading days up to, but not including, the date of grant of the FY2014 Options. If Resolution 6 is passed, the FY2014 Options will be granted to Mr Claro on 15 November 2013.

(c)	The FY2014 Options will vest, and become exercisable, in three equal tranches over approximately three years on the last business day in August in calendar years 2014, 2015 and 2016 (Options Vesting Date) as set out below (Vesting Schedule).

Vesting Schedule
	Number of FY2014 Options which will vest	Date
Tranche 1	46,238	29 August 2014
Tranche 2	46,238	31 August 2015
Tranche 3	46,238	31 August 2016

(d)	Once vested, the FY2014 Options can be exercised up until the date which is 7 years from the date of their grant, at which time all unexercised FY2014 Options will expire.

(e)	Continued employment vesting condition:

Mr Claro must continue to be a full-time employee of the Company (or its subsidiary) at the relevant Options Vesting Date for the relevant tranche of FY2014 Options to vest.

Unvested FY2014 Options lapse upon Mr Claro ceasing to be an employee, subject to his Employment and Appointment Terms which may allow continued vesting in certain circumstances (referred to as a Qualifying Cessation). These circumstances are detailed in the explanatory notes to Resolution 7 below, being the circumstances where Mr Claro is entitled to “Continued Equity Vesting”.

In the event of a Qualifying Cessation, Mr Claro’s unvested FY2014 Options will not immediately lapse, but instead will vest in accordance with the original Vesting Schedule.

All FY2014 Options will lapse and be immediately forfeited in cases of fraud, gross dishonesty or termination of Mr Claro’s employment for cause.

(f)	Change of control:

The Board has the discretion to immediately vest Mr Claro’s unvested FY2014 Options if:

•	a person who did not control the Company at the date of grant of the FY2014 Options gains control of the Company; or

•	a takeover bid is recommended by the Board, or a scheme of arrangement which would have a similar effect to a full takeover bid is approved by the Company’s Shareholders.

LTIP Rules

A summary of the key terms of the LTIP Rules which are applicable to the FY2014 Performance Rights and FY2014 Options are summarised in Annexure 1 to this Explanatory Memorandum.

ASX Listing Rules requirements

The following information is provided for the purposes of these ASX Listing Rules 7.3 and 10.15A:

(a)	The approval sought under Resolution 6 is in relation to the grant of securities (being the Equity Securities under Mr Claro’s FY2014 LTI Award) to Mr Claro, who is a director of the Company.

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EXPLANATORY MEMORANDUM FOR THE 2013 ANNUAL GENERAL MEETING (MEETING)

(b)	Under Mr Claro’s FY2014 LTI Award, the maximum number of FY2014 Performance Rights that will be granted to him is 201,589 and the maximum number of FY2014 Options that will be granted to him is 138,714. Each FY2014 Performance Right and FY2014 Option, on vesting, entitles Mr Claro to be issued one Share.

(c)	No issue price is payable by Mr Claro for the grant of the FY2014 Performance Rights and FY2014 Options to him.

No exercise price is payable to exercise the FY2014 Performance Rights (subject to the vesting conditions being satisfied).

The exercise price of the FY2014 Options is based on the average of the closing prices of the Shares traded on ASX in the ordinary course of trade during the five trading days up to, but not including, the grant date of the FY2014 Options.

(d)	No funds are being raised from the grant of the FY2014 Performance Rights or FY2014 Options.

(e)	The terms of the FY2014 Performance Rights and FY2014 Options proposed to be granted to Mr Claro are summarised above. In addition, the key provisions of the LTIP Rules applicable to the FY2014 Performance Rights and FY2014 Options are summarised in Annexure 1 to this Explanatory Memorandum. Shares issued on exercise of any of the FY2014 Performance Rights and FY2014 Options have the same rights as the then existing fully paid ordinary shares of the Company.

(f)	Since the date of the last Shareholder approval under ASX Listing Rule 10.14 (being 15 November 2012), grants of 511,883 Performance Rights and 487,814 Options were made to Mr Daniel Dienst for nil consideration under the LTIP.

(g)	All Directors are eligible under the terms of the LTIP to participate in the LTIP, although there is no intention to make awards to Non-Executive Directors. The names of the current Directors are Mr Geoffrey Brunsdon, Mr Norman Bobins, Mr John DiLacqua, Mr Gerald Morris, Mr Christopher Renwick, Mrs Heather Ridout, Mr Tamotsu Sato, Mr James Thompson, Mr Robert Bass and Mr Galdino Claro.

(h)	If Resolution 6 is passed, the FY2014 Performance Rights and FY2014 Options will be granted to Mr Claro on 15 November 2013.

(i)	No loan is advanced to Mr Claro in relation to the proposed grant of the FY2014 Performance Rights and FY2014 Options to him.

(j)	A voting exclusion statement for Resolution 6 is set out below.

(k)	The following statements are provided as required by ASX Listing Rule 10.15A.8:

¡	Details of any securities issued under the LTIP will be published in each annual report of the Company relating to a period in which securities have been issued, together with a statement that approval for the issue of the securities was obtained under ASX Listing Rule 10.14.

¡	Any additional persons who become entitled to participate in the LTIP after this Resolution 6 is approved and who are not named in this Notice will not participate in the LTIP until approval is obtained under ASX Listing Rule 10.14.

Voting exclusion statement

The Company will disregard any votes cast on Resolution 6:

•	by Mr Claro and any other Director of the Company (and any of their associates); and

•	by a KMP, or a closely related party of a KMP, as a proxy,

unless the vote is cast as proxy for a person entitled to vote on Resolution 6:

•	in accordance with a direction in the Proxy Form; or

•	by the Chairman of the Meeting where the proxy appointment expressly authorises the Chairman to exercise an undirected proxy even if the Resolution is connected directly or indirectly with the remuneration of a KMP (please refer to the Proxy Form for this authorisation).

Board’s recommendation

The Board (with Mr Claro absent and not voting) unanimously recommends you vote in favour of Resolution 6 which will complete the Company’s remuneration strategy for Mr Claro for the 2014 financial year.

RESOLUTION 7 – TERMINATION BENEFITS FOR MR CLARO

Under his Employment and Appointment Terms, if Shareholder approval pursuant to Resolution 7 is obtained, Mr Claro is entitled to certain benefits on the termination of his employment, which are detailed below.

Under section 200B of the Corporations Act, the Company must not give a person a benefit in connection with the person’s retirement from an office, or position of employment, in the Company (or a related body corporate of the Company) if the office or position is a managerial or executive office, unless Shareholder approval is obtained under section 200E of the Corporations Act for the giving of the benefit (or if a specified exception applies).

The prohibition in section 200B of the Corporations Act extends to a subsidiary of the Company giving the termination benefit to a person referred to above. As such, Resolution 7 also seeks the approval of the termination benefits detailed below that may be given or paid by Metal Management, Inc., a wholly-owned subsidiary of the Company, to Mr Claro under his Employment and Appointment Terms.

Termination benefits if Mr Claro’s employment is terminated by the Company for convenience

If Mr Claro’s employment is terminated by the Company for convenience, he will be entitled to:

(a)	a severance payment equal to his annual total fixed remuneration (which, as at the date of this Notice, is US$1.15 million) at the time of the termination date (Total Fixed Remuneration), unless the termination date is less than 12 months from the Commencement Date of his employment, in which case the severance payment will be a pro-rated amount based on the proportion that the number of days between the Commencement Date and the termination date bears to 365 days (Severance Payment);

(b)	if such termination occurs prior to, or on or around, 15 July 2014, a signing bonus of US$650,000 (Signing Bonus);

(c)	his monetary pro-rata entitlement under the Company’s Short Term Incentive Plan (STIP) in respect of the performance year

10

 EXPLANATORY MEMORANDUM FOR THE 2013 ANNUAL GENERAL MEETING  (MEETING)

in which the termination occurs (Pro-Rata Bonus), unless the Board determines otherwise acting reasonably having regard to the performance of Mr Claro over the preceding years;

(d)	continued vesting of any equity awards under the STIP or LTIP granted to him before termination (Continued Equity Award Vesting), unless the Board determines otherwise acting reasonably having regard to the performance of Mr Claro over the preceding years;

(e)	any accrued but unpaid Total Fixed Remuneration, holiday leave (subject to the condition that Company policy is that Mr Claro will not be able to carry forward more than 24 months of untaken holiday leave entitlements) and other leave time, and reimbursement for incurred expenses (Accrued Benefits);

(f)	payment for any extension of contractual non-competition and non-solicitation covenants, as may be agreed between Mr Claro and the Board (Non-compete Payment); and

(g)	at the discretion of the Board, other termination benefits under the Company’s policies from time to time (such as, continued medical benefits, and superannuation and retirement benefit contributions) that the Board determines should be paid or given to Mr Claro (Other Discretionary Termination Benefits).

The exercise of discretion by the Board to give Mr Claro the Pro-Rata Bonus and/or to permit the Continued Equity Award Vesting, and the payment of any Accrued Benefits above his statutory entitlement, may be considered to be a benefit given in connection with his termination.

Termination benefits if Mr Claro terminates his employment for good reason

If Mr Claro terminates his employment for good reason, he will be entitled to:

(a)	the Severance Payment;

(b)	if such termination occurs prior to, or on or around, 15 July 2014, the Signing Bonus;

(c)	the Pro-Rata Bonus;

(d)	the Continued Equity Award Vesting;

(e)	the Accrued Benefits;

(f)	any Non-compete Payment agreed to; and

(g)	Other Discretionary Termination Benefits.

Termination benefits on death or permanent disablement or in other circumstances determined at the discretion of the Board

If Mr Claro’s employment is terminated on his death or permanent disablement, or in other circumstances determined at the discretion of the Board, he (or his beneficiary or legal representative) will be entitled to:

(a)	the Pro-Rata Bonus;

(b)	if such termination occurs prior to, or on or around, 15 July 2014, the Signing Bonus;

(c)	the Continued Equity Award Vesting;

(d)	the Accrued Benefits;

(e)	any Non-compete Payment agreed to; and

(f)	Other Discretionary Termination Benefits.

Termination benefits if Mr Claro’s employment is terminated by the Company for cause or terminated by Mr Claro for convenience

If Mr Claro’s employment is terminated by the Company for cause, or Mr Claro terminates his employment for convenience, Mr Claro is only entitled to the Accrued Benefits (unless otherwise agreed to by the Board).

Value of the termination benefits

If Shareholder approval pursuant to Resolution 7 is obtained, the value of the Severance Payment component of the termination benefits that Mr Claro would receive would be equal to his annual Total Fixed Remuneration at the relevant time of termination (or a pro-rata amount if the termination date is less than 12 months from the Commencement Date). As at the date of this Notice, Mr Claro’s Total Fixed Remuneration is US$1.15 million. However, it can reasonably be anticipated that Mr Claro’s Total Fixed Remuneration will be adjusted from time to time in line with market practice and the performance of the Company. Mr Claro’s Total Fixed Remuneration for each financial year will be reported in the remuneration report for that financial year. If Shareholder approval is not obtained, then the Severance Payment that Mr Claro would be entitled to will be his then annual “base salary” as calculated in compliance with the Corporations Act (or a pro-rata amount if the termination date is less than 12 months from the Commencement Date).

The value of the Signing Bonus is US$650,000.

The other components of the termination benefits, being the Pro-Rata Bonus, Continued Equity Award Vesting, Accrued Benefits, any Non-compete Payment and any Other Discretionary Termination Benefits cannot be determined at this time. Their value will depend on factors such as:

(a)	Mr Claro’s length of service;

(b)	his entitlement under the STIP at the time his employment is terminated, and the conditions of such entitlement;

(c)	the type and number of unvested equity awards he holds at the time his employment is terminated, and the conditions of vesting of such awards. The value of the equity awards that Shareholder approval is being sought at the Meeting to be granted to Mr Claro, being the Signing RSU Award and FY2014 LTI Award, is US$1,000,000 and US$1,533,333 respectively (see explanatory notes for Resolutions 5 and 6 above for more details);

(d)	the portion of the performance period served by Mr Claro up to the date of termination of employment;

(e)	the market price of Shares at the time of termination;

(f)	the amount of holiday and other leave accrued by Mr Claro at the time of termination (and his Total Fixed Remuneration at that time); and

(g)	the manner in which the Board exercises its discretion.

Voting exclusion statement

The Company will disregard any votes cast on Resolution 7:

•	by or on behalf of Mr Claro or an associate of Mr Claro (in any capacity); and

•	by a KMP, or a closely related party of a KMP, as a proxy,

unless the vote is cast as proxy for a person entitled to vote on Resolution 7:

•	in accordance with a direction in the Proxy Form; or

SIMS METAL MANAGEMENT LIMITED NOTICE OF 2013 ANNUAL GENERAL MEETING	11

EXPLANATORY MEMORANDUM FOR THE 2013 ANNUAL GENERAL MEETING (MEETING)

•	by the Chairman of the Meeting where the proxy appointment expressly authorises the Chairman to exercise an undirected proxy even if the Resolution is connected directly or indirectly with the remuneration of a KMP (please refer to the Proxy Form for this authorisation).

Board’s recommendation

The Board (with Mr Claro absent) has formed the view that the termination benefits described above are reasonable and an appropriate mechanism to assist in the recruitment of the CEO. The Board (with Mr Claro absent and not voting) therefore unanimously recommends that you vote in favour of Resolution 7.

Mr Claro did not participate in the Board’s recommendation on Resolution 7.

ANNEXURE 1

Summary of the key terms of the LTIP Rules as applicable to the proposed grants of the Signing RSU Award, FY2014 Performance Rights and FY2014 Options (collectively referred to in this Annexure 1 as the “Awards”) to Mr Claro

Restricted Awards

Mr Claro must not sell, transfer, grant a security interest over or otherwise dispose of any of the Awards during the Restriction Period.

The Restriction Period for the Awards is the period of time between their grant until they are exercised or they expire.

The Board may in its discretion waive or shorten the Restriction Period applicable to an Award.

Vesting conditions	Vesting conditions may be waived, or varied so as to be less onerous, at the absolute discretion of the Board.
Cash settlement

Awards may, in the discretion of the Board, be satisfied by way of cash payments instead of by the issue of Shares.

The amount of cash payable will be the market value of the Shares that would have been issued to Mr Claro, determined by reference to the weighted average sale price of Shares over the five trading days immediately preceding the date of exercise of the relevant Award, minus the exercise price (if any), or by another pricing method determined by the Company. Cash payments are subject to any applicable withholdings for tax or social security contributions.

Adjustments	Unvested Awards are to be adjusted for pro rata bonus issues and equal capital returns. In addition, if the Company undergoes a reorganisation of capital (other than by way of a bonus issue or issue for cash), the terms of the unvested Awards will be changed to the extent necessary to comply with the ASX Listing Rules.
New issues	Mr Claro is not entitled to participate in a new issue of Shares or other securities made by the Company to Shareholders unless the Awards are vested and exercised before the record date for the relevant issue.
No hedging	Mr Claro must not enter into any arrangements which reduce or limit the economic risk of holding unvested Awards.

ANNEXURE 2

Comparator companies for TSR performance hurdle

•	AK Steel

•	Alcoa

•	Allegheny Technologies

•	ArcelorMittal

•	Arrium

•	BlueScope Steel

•	Commercial Metals

•	Gerdau

•	Nucor

•	POSCO

•	Reliance Steel

•	Schnitzer Steel

•	Steel Dynamics

•	Tokyo Steel

•	U.S. Steel

12

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☑	Cast your proxy vote	Your secure access information is: Control Number: 999999
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☑	Review and update your securityholding	PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.
For your vote to be effective it must be received by 10:30am (Melbourne time) on Tuesday 12 November 2013

How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

Appointment of Proxy

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of the Company.

Signing Instructions for Postal Forms

Individual: Where the holding is in one name, the securityholder must sign.

Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable.

Attending the Meeting

Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate “Certificate of Appointment of Corporate Representative” prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorcentre.com under the “Information” tab, “Downloadable Forms”.

Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form.

GO ONLINE TO VOTE,                è

or turn over to complete the form

Samples/000001/000002/i

Appoint a Proxy to Vote on Your Behalf
I/We being a member/s of Sims Metal Management Limited hereby appoint
☐	the Chairman of the Meeting OR	PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Sims Metal Management Limited to be held at the Langham Ballroom, 1 Southgate Avenue, Southbank, Melbourne VIC on Thursday, 14 November 2013 at 10:30am (Melbourne time) and at any adjournment of that meeting.

Chairman authorised to exercise undirected proxies on remuneration related resolutions: Where I/we have appointed the Chairman of the Meeting as my/our proxy (or the Chairman becomes my/our proxy by default), I/we expressly authorise the Chairman to exercise my/our proxy on Items 4, 5, 6 and 7 (except where I/we have indicated a different voting intention below) even though Items 4, 5, 6 and 7 are connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chairman.

Important Note: For Items 5, 6 and 7, this express authority is also subject to you marking the box in the section below.

If the Chairman of the Meeting is (or becomes) your proxy you can direct the Chairman to vote for or against or abstain from voting on Items 5, 6 and 7 by marking the appropriate box in step 2 below.

Important for Items 5, 6 and 7: If the Chairman of the Meeting is your proxy, or has been appointed by default, and you have not directed the Chairman how to vote on Items 5, 6 and 7 below, please mark the box in this section. If you do not mark this box and you have not otherwise directed your proxy how to vote on Items 5, 6 and 7, the Chairman of the Meeting will not cast your votes on Items 5, 6 and 7 and your votes will not be counted in computing the required majority if a poll is called on this item. The Chairman of the Meeting intends to vote undirected proxies in favour of Item 5, 6 and 7 of business.

☐

I/We acknowledge that the Chairman of the Meeting may exercise my/our proxy even if the Chairman has an interest in the outcome of Items 5, 6 and 7 and that votes cast by the Chairman, other than as proxy holder, would be disregarded because of that interest.

Items of Business	PLEASE NOTE: If you mark the Abstain box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

		For	Against	Abstain
1.	To re-elect Mr Chris Renwick as a Director of the Company.	☐	☐	☐
2.	To re-elect Mr Tamotsu Sato as a Director of the Company.	☐	☐	☐
3.	To re-elect Mr Robert Bass as a Director of the Company.	☐	☐	☐
4.	To adopt the Remuneration Report for the year ended 30 June 2013.	☐	☐	☐
5.	Grant of signing RSU award to Mr Claro.	☐	☐	☐
6	To approve the participation in the Sims Metal Management Long Term Incentive Plan by Mr Claro.	☐	☐	☐
7	Termination benefits for Mr Claro.	☐	☐	☐

            The Chairman of the Meeting intends to vote all available proxies in favour of each item of business.

Signature of Securityholder(s)	This section must be completed.

Individual or Securityholder 1	Securityholder 2	Securityholder 3

Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name	Contact Daytime Telephone	Date	/ /